Exhibit 99.1

Arco Platform Limited

Unaudited interim condensed

consolidated financial statements

June 30, 2020

Arco Platform Limited

Interim condensed consolidated statements of financial position

As of June 30, 2020, and December 31, 2019

(In thousands of Brazilian reais, unless otherwise stated)

	Notes	June 30, 2020	December 31, 2019
		(unaudited)
Assets
Current assets
Cash and cash equivalents	3	188,894	48,900
Financial investments	4	702,761	574,804
Trade receivables	5	298,407	329,428
Inventories	6	47,175	40,106
Recoverable taxes		29,175	15,612
Financial instruments from acquisition of interest	12	-	3,794
Related parties	7	1,321	1,298
Other assets		32,207	14,630
Total current assets		1,299,940	1,028,572
Non-current assets
Financial instruments from acquisition of interest	12	32,311	32,152
Deferred income tax	21	198,377	156,748
Recoverable taxes		9,531	6,613
Financial investments	4	4,791	4,690
Related parties	7	15,106	14,813
Other assets		16,136	14,399
Investments and interests in other entities	8	57,250	48,574
Property and equipment	9	22,082	21,328
Right-of-use assets	10	19,409	21,631
Intangible assets	11	1,793,850	1,811,903
Total non-current assets		2,168,843	2,132,851
Total assets		3,468,783	3,161,423

Liabilities
Current liabilities
Trade payables		30,806	34,521
Labor and social obligations	14	89,645	68,511
Taxes and contributions payable		4,729	7,508
Income taxes payable		54,506	52,038
Advances from customers		36,452	25,626
Lease liabilities	10	7,639	6,845
Loans and financing	15	302,682	98,561
Accounts payable to selling shareholders	13	344,214	117,959
Other liabilities		757	607
Total current liabilities		871,430	412,176
Non-current liabilities
Labor and social obligations	14	6,335	2,801
Lease liabilities	10	16,758	19,012
Loans and financing	15	1,226	-
Financial instruments from acquisition of interest	12	29,446	33,940
Provision for legal proceedings	25	845	251
Accounts payable to selling shareholders	13	911,192	1,098,273
Other liabilities		787	160
Total non-current liabilities		966,589	1,154,437
Total liabilities		1,838,019	1,566,613

Equity	16
Share capital		11	11
Capital reserve		1,608,499	1,607,622
Share-based compensation reserve		99,558	84,546
Accumulated losses		(77,304)	(97,369)
Total equity		1,630,764	1,594,810
Total liabilities and equity		3,468,783	3,161,423

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Arco Platform Limited

Interim condensed consolidated statements of income and comprehensive income

For the three and six-month periods ended June 30, 2020 and 2019

(In thousands of Brazilian reais, except earnings per share)

		Three-month period ended		Six-month period ended
	Notes	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenue	18	234,864	137,566	496,443	254,621
Cost of sales	19	(43,120)	(25,827)	(110,340)	(47,696)

Gross profit		191,744	111,739	386,103	206,925

Selling expenses	19	(88,070)	(39,315)	(175,970)	(75,450)
General and administrative expenses	19	(60,139)	(44,926)	(126,922)	(65,758)
Other income (expenses), net		347	(437)	759	2,922

Operating profit		43,882	27,061	83,970	68,639

Finance income	20	12,792	13,961	22,179	30,917
Finance costs	20	(30,752)	(12,374)	(69,091)	(28,855)
Finance result	20	(17,960)	1,587	(46,912)	2,062

Share of loss of equity-accounted investees	8	(3,293)	(667)	(3,999)	(1,159)

Profit before income taxes		22,629	27,981	33,059	69,542
Income taxes - income (expense)
Current		(22,435)	(10,899)	(54,623)	(29,151)
Deferred		16,050	8,617	41,629	16,149
	21	(6,385)	(2,282)	(12,994)	(13,002)

Net profit for the period		16,244	25,699	20,065	56,540

Other comprehensive income for the period		-	-	-	-
Total comprehensive income for the period		16,244	25,699	20,065	56,540

Basic earnings per share - in Brazilian reais	17
Class A		0.30	0.51	0.37	1.12
Class B		0.30	0.51	0.37	1.12
Diluted earnings per share - in Brazilian reais	17
Class A		0.29	0.49	0.36	1.09
Class B		0.30	0.50	0.37	1.10

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Arco Platform Limited

Interim condensed consolidated statements of changes in equity

For the three and six-month periods ended June 30, 2020 and 2019

(In thousands of Brazilian reais, unless otherwise stated)

	Attributable to equity holders of the parent
	Share capital	Capital reserve	Share-based compensation reserve	Accumulated losses	Total	Non-controlling interests	Total equity
Balances at March 31, 2019 (unaudited)	10	1,081,261	67,487	(57,334)	1,091,424	-	1,091,424

Profit for the period	-	-	-	25,699	25,699	-	25,699
Total comprehensive income	-	-	-	25,699	25,699	-	25,699
Capital increase	-	12,611	-	-	12,611	-	12,611
Corporate restructuring	-	(27,162)	-	-	(27,162)	-	(27,162)
Restricted stock units	-	-	14,158	-	14,158	-	14,158
Share-based compensation plan – International School	-	-	138	-	138	-	138
Balances at June 30, 2019 (unaudited)	10	1,066,710	81,783	(31,635)	1,116,868	-	1,116,868

	Attributable to equity holders of the parent
	Share capital	Capital reserve	Share-based compensation reserve	Accumulated losses	Total	Non-controlling interests	Total equity
Balances at December 31, 2018	10	1,089,505	67,350	(86,687)	1,070,178	(294)	1,069,884
Change in accounting policy – IFRS 16	-	-	-	(1,488)	(1,488)	-	(1,488)

Profit for the period	-	-	-	56,540	56,540	-	56,540
Total comprehensive income	-	-	-	56,540	56,540	-	56,540
Capital increase	-	13,829	-	-	13,829	-	13,829
Corporate restructuring	-	(36,624)	-	-	(36,624)	-	(36,624)
Restricted stock units	-	-	14,158	-	14,158	-	14,158
Non-controlling interest	-	-	-	-	-	294	294
Share-based compensation plan – International School	-	-	275	-	275	-	275
Balances at June 30, 2019 (unaudited)	10	1,066,710	81,783	(31,635)	1,116,868	-	1,116,868

	Attributable to equity holders of the parent
	Share capital	Capital reserve	Share-based compensation reserve	Accumulated losses	Total	Non-controlling interests	Total equity
Balances at March 31, 2020 (unaudited)	11	1,607,622	93,453	(93,548)	1,607,538	-	1,607,538

Profit for the period	-	-	-	16,244	16,244	-	16,244
Total comprehensive income	-	-	-	16,244	16,244	-	16,244
Restricted stock transferred	-	877	(877)	-	-	-	-
Share-based compensation plan	-	-	6,982	-	6,982	-	6,982
Balances at June 30, 2020 (unaudited)	11	1,608,499	99,558	(77,304)	1,630,764	-	1,630,764

	Attributable to equity holders of the parent
	Share capital	Capital reserve	Share-based compensation reserve	Accumulated losses	Total	Non-controlling interests	Total equity
Balances at December 31, 2019	11	1,607,622	84,546	(97,369)	1,594,810	-	1,594,810

Profit for the period	-	-	-	20,065	20,065	-	20,065
Total comprehensive income	-	-	-	20,065	20,065	-	20,065
Restricted stock transferred	-	877	(877)	-	-	-	-
Share-based compensation plan	-	-	15,889	-	15,889	-	15,889
Balances at June 30, 2020 (unaudited)	11	1,608,499	99,558	(77,304)	1,630,764	-	1,630,764

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Arco Platform Limited

Interim condensed consolidated statements of cash flows

For the six-month periods ended June 30, 2020 and 2019

(In thousands of Brazilian reais)

	June 30, 2020	June 30, 2019
	(unaudited)	(unaudited)
Operating activities
Profit before income taxes for the period	33,059	69,542
Adjustments to reconcile profit before income taxes
Depreciation and amortization	60,048	16,343
Inventory reserves	3,644	3,560
Allowance for doubtful accounts	12,554	2,203
Loss on sale/disposal of property and equipment and intangible assets disposed	1,452	131
Fair value change in financial instruments from acquisition interests	(859)	1,866
Changes in accounts payable to selling shareholders	6,894	-
Share of loss of equity-accounted investees	3,999	1,159
Share-based compensation plan	17,648	14,433
Interest accretion on acquisition liability	36,977	14,440
Accrued interest on loans and financing	6,975	-
Income on financial investments	(5,656)	-
Interest on lease liabilities	1,419	782
Provision for legal proceedings	594	211
Provision for payroll taxes (restricted stock units)	9,046	6,518
Foreign exchange income	180	516
Gain on sale of investment	-	(3,286)
Other financial cost/revenue, net	(1,038)	(1,202)

Trade receivables	18,467	(8,409)
Inventories	(7,563)	(2,031)
Recoverable taxes	(4,304)	(5,373)
Other assets	(18,901)	(7,826)
Trade payables	(3,715)	659
Labor and social obligations	15,622	11,354
Taxes and contributions payable	(2,779)	(1,047)
Advances from customers	10,826	14,998
Other liabilities	(982)	(354)

Cash generated from operations	193,607	129,187

Income taxes paid	(64,020)	(23,210)
Interest paid on lease liabilities	(710)	(220)
Net cash flows from operating activities	128,877	105,757

Investing activities
Acquisition of property and equipment	(4,042)	(5,829)
Payment of investments and interests in other entities	(12,675)	(4,200)
Acquisition of subsidiaries, net of cash acquired	-	(16,137)
Acquisition of intangible assets	(39,480)	(18,379)
Purchase of financial investments	(122,402)	(62,529)
Loans to related parties	-	(14,000)
Net cash flows used in investing activities	(178,599)	(121,074)

Financing activities
Capital increase	-	13,829
Share issuance costs	-	(673)
Payment of lease liabilities	(3,779)	(1,080)
Payment of loans and financing	-	(14)
Payment to owners to acquire entity’s shares	(1,001)	-
Loans and financing	198,372	-
Dividends paid by subsidiaries	(3,696)	-
Net cash flows from financing activities	189,896	12,062

Foreign exchange effects on cash and cash equivalents	(180)	(516)
Increase (decrease) in cash and cash equivalents	139,994	(3,771)

Cash and cash equivalents at the beginning of the period	48,900	12,301
Cash and cash equivalents at the end of the period	188,894	8,530
Increase (decrease) in cash and cash equivalents	139,994	(3,771)

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Arco Platform Limited (“Arco”) is a holding company incorporated under the laws of the Cayman Islands on April 12, 2018 and whose shares are publicly traded on the National Association of Securities Dealers Automated Quotations Payments exchange (NASDAQ) under the ticker symbol “ARCE”. Arco and its subsidiaries are collectively referred to as the Company. Arco became the parent company of Arco Educação S.A. ("Arco Brazil") through the completion of the corporate reorganization and initial public offering of the Company in 2018. Arco Brazil is the holding company of the operating subsidiaries, including EAS Educação S.A. (“EAS”), which provides educational content from basic to secondary education (“K-12 curriculum”).

Since 2015, the Company has been investing in technology and its printed methodology evolved to an educational platform, capable of delivering the entire K-12 curriculum content.

The Company offers a complete pedagogical methodology using technology features to deliver educational content to improve the learning process. The Company’s activities comprise the editing, publishing, advertising and sale of educational content for private schools.

The Company has an asset-light, highly scalable business model that emphasizes operational efficiency and profitability. Arco operates through long-term service contracts with private schools. These contracts generally have initial terms that average three years, pursuant to which educational content is provided in printed and digital format to private schools. The revenue is driven by the number of enrolled students at each customer using the solutions and the agreed upon price per student per year, all in accordance with the terms and conditions set forth in each contract. As a result, the Company benefits from high visibility in its net revenue and operating margin, which is calculated by dividing the operating profit by net revenue over a given period.

The address of the Company’s principal executive office is 2840 Rua Augusta, 11th Floor, Consolação, São Paulo, Brazil.

These unaudited interim condensed consolidated financial statements were authorized for issue by the Board of Directors on August 14, 2020.

Follow-on public offering

On June 04, 2020, Arco completed a follow-on public offering. The public offering of 5,563,203 Class A common shares, offered by General Atlantic Arco (Bermuda), L.P. (“GA”), and Alfaco Holding Inc. (the “Selling Shareholders”), at a public offering price of U$ 47.70. Arco did not receive any proceeds from the sale of Class A common shares by the Selling Shareholders. Neither Arco nor any of its other shareholders, including its founding shareholders and members of management, sold Class A common shares in this offering.

2	Significant accounting policies

2.1	Basis for preparation of the unaudited interim condensed consolidated financial statements

These unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in the Company’s annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the IASB have been condensed or omitted. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2019, which include information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 2 Significant accounting policies to the consolidated financial statements for the year ended December 31, 2019.

The accounting policies applied in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2019.

In preparing these unaudited interim condensed consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses. Actual results may differ from these estimates. The critical judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied and disclosed in Note 3 Significant accounting estimates and assumptions to the Company’s consolidated financial statements for the year ended December 31, 2019.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“BRL” or “R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousands, except when otherwise indicated.

2.2	Significant events during the period

(a)	Changes in the corporate organization

During the six-month period ended June 30, 2020, the Company had the following changes in the corporate organization:

On January 1, 2020, the Company performed a corporate reorganization through the incorporation of companies Osterreich Investimentos – Participações Societárias S.A., Mendel Investimentos – Participações Societárias S.A., Torino Investimentos – Participações Societárias S.A., Remare Investimentos – Participações Societárias S.A., Fahe Investimentos – Participações Societárias S.A. by Positivo Soluções Didáticas Ltda.

On March 4, 2020, Arco acquired an additional 10.51% interest in the share capital of Geekie through the purchase of minority shareholders increasing its total interest to 48.04% as shown in Note 8.

(b)	Information related to Covid-19 pandemic

On March 11, 2020, the World Health Organization declared the novel coronavirus (COVID-19) a global pandemic. While the spread started December 2019 in China and adversely impacted regional economies across the globe, first cases in Brazil were officially reported during the first quarter of 2020. Such events caused the disruption of economic activity, imposing restrictions on industries, commerce and social contact. At the beginning of the pandemic, state and local authorities have ordered many companies to limit or suspend operations and encourage social distancing with the aim to reduce the speed at which COVID-19 is spreading.

The initial measures of restrictions taken by Brazilian states and local authorities directly impacted the education industry by indefinitely postponing on-site school activities. Nonetheless, as education is an important and essential service, the private schools are teaching classes remotely. In Brazil, the resumption of economic activity is happening in stages, some activities are gradually being released with several security rules. The return is happening differently in each Brazilian state, according to their situation.

Notwithstanding the above, the Company did not suspend its activities and, even with the return allowed by the authorities, most of its workforce continues to work remotely from home, with the exception of teams from the distribution centers that are working on site, however, with several safety rules, in accordance with health and social distancing guidelines. In this scenario, the Company made additional investments in IT and network infrastructure, had additional expenses for cleaning and disinfecting the installations, bought alcohol and masks, funded COVID-19 tests and H1N1 flu vaccination campaigns with the objective of taking care of employees, reducing the demand for care in health units and to facilitate the diagnosis of COVID-19. In addition, the Company delivered chairs, computers, and work kits. Additionally, to support schools, sinceday-1, the Company has made available an integrated platform with daily live classes to all students, webinars, broadcast, and remote support in light of to maintaining student learning with the social distancing measures.

The measures discussed above, including travel restrictions, were put in place to safeguard the health and safety of our employees, customers and suppliers, but have not limited the Company’s ability to maintain its operations. In addition, these alternative working arrangements have not adversely affected financial reporting systems, internal control over financial reporting or disclosure controls and procedures.

Our content production continues according to the scheduled curriculum calendar and the current educational material has been delivered to the schools according to the school calendar for the year, enabling the Company to recognize the revenues on these products.

With respect to the Company’s distribution and delivery capacity, which relies on third parties, the Company’s principal vendors responsible for the printing of educational material did not raise any issues related to their ability to fulfill scheduled shipments or with respect to the incurrence of any significant additional expenses.

As a result, as of June 30, 2020, the following events and transactions occurred during the period:

•	Expected credit losses were revised considering estimated increases in financial defaults and in unemployment rates in Brazil for the foreseeable future, which resulted in an increase of R$4,028 in allowance for doubtful accounts as of June 30, 2020.

•	The Company incurred additional expenses of R$3,680 during the six-month period ended June 30, 2020. These additional expenses are related to IT, network infrastructure and an integrated teaching platform, as well as expenses to maintain protective measures such as cleaning and disinfecting the installations, distribution of protective masks and alcohol to employees and delivery chairs, computers and work kits.

•	The Company assessed the existence of potential impairment indicators and the possible impacts on the key assumptions and projections caused by the pandemic on the recoverability of long-lived assets (impairment tests) and concluded that no provision for impairment of long-lived assets needed to be recognized in the interim financial statements.

•	There was no relevant impact on revenue for the six-month period ended June 30, 2020, which was consistent with the expected revenue seasonality for the period. However, although 2020 collection sales are already guaranteed through contracts signed with clients, a portion of expected deliveries have been delayed as a result of suspended activities in schools across Brazil, but which are expected to be fulfilled during 2020 when classes are expected to resume.

•	The inventory reserves were increased to properly reflect the expected realization of inventories, which resulted in an incremental charge of R$287 in the unaudited interim consolidated statement of income for the six-month period ended June 30, 2020.

•	As of June 30, 2020, management opted to not benefit from the payroll relief measures announced by the Brazilian government. On the tax side, the Company opted for some Brazilian benefits of postponing tax payments for certain entities (PIS, COFINS, INSS and FGTS), deferring payments for the second semester.

•	There were rent concessions, regarding leased buildings, that occur as a direct consequence of the covid-19 pandemic, and it was accounted as if they were not lease modifications. Therefore, no changes occurred in the expected useful life and residual amount of properties and equipment. For the six-month period, ended June 30, 2020, the discount obtained was R$97.

•	No changes in the provision for contingencies against the Company were identified as a result of COVID-19.

•	The Company entered into an additional loan agreement of R$ 200,000, with no significant change in costs, and has no financial covenants on any of its existing loans and financing and has sufficient working capital and other undrawn financing facilities to service its operating activities and ongoing investments. See Note 15 for further information.

The future impact of the COVID-19 pandemic on an ongoing basis is still uncertain and will remain a factor in the analysis of key estimates and judgements used in preparing the Company’s financial statements, especially given the rapid and unexpected changes the pandemic is posing to global and local economic environments.

Given the uncertainty around the extent and timing of the future spread of COVID-19, the imposition of additional protective measures, or the relaxation of existing protective measures, it is not possible to accurately predict COVID-19's general impact on the education industry or to reasonably estimate its impact on Arco's results of operations, cash flows or financial condition, including, but not limited to:

•	A decrease in the number of students, which may impact the expected amount of revenue.

•	An increase in bad debt due to the current economic scenario.

•	A change in the fair value of financial instruments.

•	The renegotiation of loans and lease agreements to ensure the continued strength of the Company’s financial position.

Management will continue to monitor and assess the impact COVID-19 may have on the Company’s business and financial performance and position.

3	Cash and cash equivalents

	June 30, 2020	December 31, 2019
	(unaudited)
Cash and bank deposits	8,257	2,838
Bank deposits in foreign currency (a)	1,500	23,346
Cash equivalents (b)	179,137	22,716
	188,894	48,900

(a)	Short-term deposits maintained in U.S. dollar.

(b)	Cash equivalents correspond to financial investments in Bank Certificates of Deposit (“CDB”) of highly rated financial institutions. As of June 30, 2020, the average interest on these CDB are equivalent to 89.4% (December 31, 2019: 30.0%) of the Interbank Certificates of Deposit (“CDI”). These financial investments are available for immediate use and have insignificant risk of changes in value.

4	Financial investments

	June 30, 2020	December 31, 2019
	(unaudited)
Financial investments (a)	704,766	577,398
Financial investments in foreign currency	2,280	1,629
Other	506	467
	707,552	579,494
Current	702,761	574,804
Non-current	4,791	4,690

(a)	Financial investments correspond to investments in funds managed by highly rated financial institutions. As of June 30, 2020, the average interest on these funds are equivalent to 98.6% (December 31, 2019: 99.9%) of the CDI. The increase in the balance is mainly due to loans acquired during the period, as described in Note 15.

5	Trade receivables

	June 30, 2020	December 31, 2019
	(unaudited)
From sales of educational content	339,810	354,968
From related parties (Note 7)	641	4,511
	340,451	359,479
(-) Allowance for doubtful accounts	(42,044)	(30,051)
	298,407	329,428

As of June 30, 2020, and December 31, 2019, the aging of trade receivables was as follows:

	June 30, 2020	December 31, 2019
	(unaudited)
Neither past due nor impaired	247,442	299,159

Past due	93,009	60,320

1 to 60 days	38,010	18,931
61 to 90 days	12,746	6,865
91 to 120 days	10,312	6,414
121 to 180 days	8,011	9,904
More than 180 days	23,930	18,206
	340,451	359,479

The movement in the allowance for doubtful accounts for the six-month periods ended June 30, 2020 and 2019, was as follows:

	June 30, 2020	June 30, 2019
	(unaudited)	(unaudited)
Balance at beginning of the period	(30,051)	(13,419)
Additions	(12,554)	(2,203)
Receivables written off during the period as uncollectible	561	806
Balance at end of period	(42,044)	(14,816)

6	Inventories

	June 30, 2020	December 31, 2019
	(unaudited)
Educational content	24,624	24,535
Educational content in progress (a)	20,270	12,837
Consumables and supplies	1,123	835
Inventories held by third parties	1,158	1,899
	47,175	40,106

(a)	Costs being incurred to develop educational content. These costs include incurred personnel costs and third parties’ services for editing educational content and related activities (graphic design, editing, proofreading and layout, among others).

Educational content is presented net of inventory reserve. The movement in the inventory reserve for the six-month periods ended June 30, 2020 and 2019 was as follows:

	June 30, 2020	June 30, 2019
	(unaudited)	(unaudited)
Balance at beginning of the period	(6,517)	(4,403)
Inventory reserve	(3,644)	(3,560)
Write-off of inventories against reserve	2,356	3,505
Balance at end of the period	(7,805)	(4,458)

7	Related parties

The table below summarizes the balances and transactions with related parties:

	June 30, 2020	December 31, 2019
	(unaudited)
Assets
Trade receivables
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	641	4,511
	641	4,511
Other assets
Alfaco Holding Inc. (b)	68	-
General Atlantic Arco (Bermuda), L.P. (c)	-	4,109
	68	4,109
Loans to related parties
WPensar S.A. (d)	1,321	1,298
Loans - Geekie (e)	4,315	4,231
Debentures – Geekie (e)	10,791	10,582
	16,427	16,111
Current	1,321	1,298
Non-current	15,106	14,813

Advances from customers
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	(524)	(1)
	(524)	(1)

	June 30, 2020	June 30, 2019
	(unaudited)	(unaudited)
Net revenue
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	1,431	3,585

Expenses
ASC Empreendimentos Ltda. and OSC Empreendimentos Ltda. (f)	(1)	(4)

Finance income
WPensar S.A. (d)	23	-
Geekie (e)	293	-
	316	-

(a)	Arco Ventures S.A. and International School sell educational content to Livraria ASC Ltda. and Educadora ASC Ltda., entities under common control of the Company’s controlling shareholders. The transactions are priced based on contract price at the sales date. Sales price for these transactions are conducted at arm’s length, at similar observable market prices.

(b)	The amount refers to underwriting discounts and commissions incurred for issuing shares with the follow-on public of Class A shares of the selling shareholder, that will be settled within the fiscal year. See Note 1 for further information.

(c)	On June 04, 2020, General Atlantic Arco (Bermuda), L.P (“GA”). sold the entire interest held in the Company as described in Note 1. Accordingly, as a result of the follow-on public offering, as of June 30, 2020, GA is no longer a related party to the Company.

(d)	The amounts receivable from WPensar S.A. are related to loan agreements and are indexed to the Brazilian Sistema Especial de Liquidação e Custódia (SELIC) interest rate and have a due date in July 2020. During the six-month period ended June 30, 2020, the Company recognized R$ 23 of interest income.

(e)	On January 17, 2019, the Company entered into an agreement with its associated company, Geekie Desenvolvimento de Softwares S.A. (“Geekie”) buying 100,000 debentures issued at same date at par value of R$ 100.00 (hundred reais) each, totaling R$ 10,000. During the six-month period ended June 30, 2020, the Company recognized R$ 209 of interest income. The debentures are due in June 2022 and bear interest of 110% of the CDI. The debentures are convertible in shares at the option of Arco at maturity similar to same terms of the call and put options presented in the investment agreement.

On the same date, the Company lent R$ 4,000 to Geekie Partners S.A., the controlling shareholder of Geekie, through a loan agreement with payment due in June 2022, interest of 110% of the CDI, and with their entire interest in Geekie’s shares as collateral to the transaction. During the six-month period ended June 30, 2020, the Company recognized R$ 84 of interest income.

The transactions totaled R$ 14,000 and are intended to support Geekie’s working capital needs.

(f)	Arco Ventures S.A. leases a facility from OSC Empreendimentos Ltda., which are entities under common control of the Company’s controlling shareholder. The agreement ended in February 2020.

Key management personnel compensation

Key management personnel compensation comprised the following:

	June 30, 2020	June 30, 2019
	(unaudited)	(unaudited)
Short-term employee benefits	21,176	6,527
Share-based compensation plan	31,311	20,676
	52,487	27,203

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, bonuses, labor and social charges, and other ordinary short-term employee benefits.

Certain executive officers also participate in the Company’s share-based compensation plan (Note 14).

8	Investments and interests in other entities

(a)	Investments

(i)	Investments and interests in other entities

Reconciliation of carrying amount:

	June 30, 2020			June 30, 2019
	(unaudited)			(unaudited)
	WPensar	Geekie	Total	Total
At beginning of the period	3,049	45,525	48,574	11,862
Capital contributions	-	12,675	12,675	4,200
Forward contract	-	-	-	43,210
Share of loss of equity-accounted investees	(94)	(3,905)	(3,999)	(1,159)
At end of the period	2,955	54,295	57,250	58,113

(ii)	Selected financial information for associates and joint ventures

	WPensar	Geekie
June 30, 2020 (unaudited)
Current assets	1,848	11,252
Non-current assets	1,776	19,950
Current liabilities	419	12,902
Non-current liabilities	1,266	13,887
Equity	1,939	4,413
Net revenue	1,179	7,607
Costs and expenses (*)	(1,039)	(14,996)
Profit (loss) for the period	140	(7,389)
June 30, 2019 (unaudited)
Current assets	1,697	5,209
Non-current assets	1,573	13,851
Current liabilities	302	4,391
Non-current liabilities	1,206	10,277
Equity	1,762	4,392
Net revenue	2,482	5,554
Costs and expenses (*)	(2,303)	(12,426)
Profit (loss) for the period	179	(6,872)
December 31, 2019
Current assets	1,619	8,444
Non-current assets	1,687	17,983
Current liabilities	268	5,042
Non-current liabilities	1,240	10,964
Equity	1,798	10,421
Net revenue	4,200	14,266
Costs and expenses (*)	(3,985)	(25,848)
Profit (loss) for the year	215	(11,582)

(*)	Comprise costs, selling and administrative expenses, finance result, other expenses and income tax and social contribution.

9	Property and equipment

Reconciliation of carrying amount:

								June 30, 2020	June 30, 2019
								(unaudited)	(unaudited)
	Machinery and equipment	Vehicles	Furniture and fixtures	IT equipment	Facilities	Leasehold improvements	Others	Total	Total
Cost
At the beginning of the period	1,257	121	2,353	7,272	80	10,034	7,234	28,351	19,625
Additions	173	-	486	1,714	22	1,243	404	4,042	5,829
Disposals	-	-	(4)	(1)	-	-	-	(5)	(1,122)
Business combination	-	-	-	-	-	-	-	-	83
Sale of Escola de Aplicação São José dos Campos Ltda.	-	-	-	-	-	-	-	-	(1,012)
Write-offs	-	-	-	-	-	-	-	-	(792)
At the end of the period	1,430	121	2,835	8,985	102	11,277	7,638	32,388	22,611

Depreciation
At the beginning of the period	(221)	(100)	(379)	(1,395)	(26)	(2,225)	(2,677)	(7,023)	(6,278)
Depreciation charge for the period	(146)	(11)	(131)	(958)	(4)	(870)	(1,163)	(3,283)	(1,576)
Depreciation of disposals	-	-	-	-	-	-	-	-	991
Sale of Escola de Aplicação São José dos Campos Ltda.	-	-	-	-	-	-	-	-	211
At the end of the period	(367)	(111)	(510)	(2,353)	(30)	(3,095)	(3,840)	(10,306)	(6,652)

Net book value
At the beginning of the period	1,036	21	1,974	5,877	54	7,809	4,557	21,328	13,347
At the end of the period	1,063	10	2,325	6,632	72	8,182	3,798	22,082	15,959

Annual depreciation rates	10%	20%	10%	20%	10%	10% to 50%	33%

The Company assesses, at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment as of and for the six-month periods ended June 30, 2020 and 2019.

10	Leases

The balance sheet shows the following amounts relating to leases:

	June 30, 2020	December 31, 2019
	(unaudited)
Right-of-use assets
Properties	19,296	21,518
Machinery and equipment	113	113
	19,409	21,631

	June 30, 2020	December 31, 2019
	(unaudited)
Lease liabilities
Current	7,639	6,845
Non-current	16,758	19,012
	24,397	25,857

Set out below, are the carrying amounts of the Company’s right-of-use assets and lease liabilities and the movements during the period:

	June 30, 2020	June 30, 2019
	(unaudited)	(unaudited)
Right-of-use assets
At the beginning of the period	21,631	20,102
Additions	1,034	-
Lease modification	576	(315)
Depreciation expense	(3,832)	(2,194)
At the end of the period	19,409	17,593

Average annual depreciation rate	23.6%	18%

	June 30, 2020	June 30, 2019
	(unaudited)	(unaudited)
Lease liabilities
At the beginning of the period	25,857	22,321
Additions	1,034	-
Lease modification	576	(315)
Interest expense	1,419	782
Payments of lease liabilities	(3,779)	(1,080)
Interest paid	(710)	(220)
At the end of the period	24,397	21,488

The Company recognized rent expense from short-term leases and low-value assets of R$ 1,400 for the six-month period ended June 30, 2020 (June 30, 2019: R$ 1,506).

11	Intangible assets and goodwill

											June 30, 2020	June 30, 2019
											(unaudited)	(unaudited)
	Goodwill	Rights on contracts	Customer relationships	Educational system	Copyrights	Software license	Trademarks	Educational platform	Non-compete agreement	In Progress	Total	Total
Cost
At the beginning of the period	916,767	15,263	206,971	251,223	21,069	18,412	355,298	87,987	8,303	9,606	1,890,899	224,496
Corporate restructuring	-	-	-	-	-	-	-	-	-	-	-	(53,521)
Acquisitions	-	-	-	-	3,168	10,940	-	18,330	-	7,042	39,480	18,379
Disposals	-	-	-	-	-	(2)	-	(3,680)	-	-	(3,682)	-
Business combination	-	-	-	-	-	-	-	-	-	-	-	18,934
Transfer	-	-	-	-	252	(169)	-	15,098	-	(15,181)	-	-
At the end of the period	916,767	15,263	206,971	251,223	24,489	29,181	355,298	117,735	8,303	1,467	1,926,697	208,288

Amortization
At the beginning of the period	-	(5,291)	(14,010)	(22,234)	(11,682)	(2,955)	(8,241)	(13,773)	(810)	-	(78,996)	(36,756)
Amortization	-	(762)	(11,541)	(13,075)	(2,944)	(2,867)	(9,259)	(14,736)	(902)	-	(56,086)	(13,572)
Amortization of disposals	-	-	-	-	-	-	-	2,235	-	-	2,235	-
At the end of the period	-	(6,053)	(25,551)	(35,309)	(14,626)	(5,822)	(17,500)	(26,274)	(1,712)	-	(132,847)	(50,328)

Net book value
At the beginning of the period	916,767	9,972	192,961	228,989	9,387	15,457	347,057	74,214	7,493	9,606	1,811,903	187,740
At the end of the period	916,767	9,210	181,420	215,914	9,863	23,359	337,798	91,461	6,591	1,467	1,793,850	157,960

Annual amortization years	-	10	5 to 16	3 to 10	3	2 to 5	10 to 20	3 to 10	2 to 5	-

(a)	Goodwill

The carrying amount of goodwill by operating segment was:

	June 30, 2020	December 31, 2019
	(unaudited)

Core	755,539	755,539
Supplemental	161,228	161,228
	916,767	916,767

Impairment test for goodwill

The Company performs its annual impairment test in December and whenever circumstances indicate that the carrying value may be impaired. The Company’s impairment test for goodwill is based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2019.

There were no indications of impairment for the six-month period ended June 30, 2020.

(b)	Other intangible assets

Intangible assets, other than goodwill, are valued separately for each acquisition and are amortized during each useful life. The useful lives and methods of amortization of other intangibles are reviewed at each financial year end and adjusted prospectively, if appropriate.

For the six-month period ended June 31, 2020 there were no indicators that the Company’s intangible assets with definite lives might be impaired.

12	Financial instruments from acquisition of interests

The breakdown of derivative instruments from acquisition of investments in associates and joint ventures is as follows:

	June 30, 2020	December 31, 2019
	(unaudited)
Assets
Derivative financial instruments
Investment in Geekie – call options (a)	32,311	32,152
Investment in WPensar – call options (a)	-	3,794
	32,311	35,946
Current	-	3,794
Non-current	32,311	32,152

	June 30, 2020	December 31, 2019
	(unaudited)
Liabilities
Derivative financial instruments
Investment in Geekie – put options (a)	29,236	31,626
Investment in WPensar – put options (a)	-	2,314
Investment in WPensar – forward contract (b)	210	-
	29,446	33,940

(a)	Refer to Note 11 of the consolidated financial statements at December 31, 2019 for a description of the terms and condition of the call and put options. See item b) for further information regarding WPensar.

(b)	On May 28, 2020, EAS Educação S.A. signed an amendment to Sale and Purchase Agreement (SPA) renegotiating the terms of the original agreement, excluding the call option of the Company to acquire the remaining 75% interest in WPensar and the put option of the other shareholders to sell their interest of 75% as mentioned above. At this date, the Company has a future obligation through a forward contract to purchase and the other shareholders have an obligation to sell the remaining share capital of WPensar.

The acquisition date will occur until September 30, 2020 and on that date, the Company will have control of WPensar. The exercise price for the remaining 75% interest in WPensar is calculated by revenues for the period from July 2019 to June 2020 multiplied by 5, less net debt. As of June 30, 2020, the Company recognized a derivative financial instrument.

The derivative financial instrument is initially recognized at fair value of net the right and obligation on the date on which the derivative contract was entered into and are subsequently remeasured. Derivative is carried as financial asset when the fair value is positive or as financial liability when the fair value is negative.

Any gains or losses arising from changes in the fair value of the derivative are recorded directly to finance result.

The recognition of a financial liability for the full obligation of the forward contract will occur upon the acquisition of control of WPensar.

13	Accounts payable to selling shareholders

The breakdown of the liabilities regarding balances of accounts payable from business combination is as follows:

	June 30, 2020	December 31, 2019
	(unaudited)
Accounts payable to selling shareholders
Acquisition of International School (a)	(327,767)	(297,722)
Acquisition of NS Educação Ltda. (b)	(6,577)	(6,461)
Acquisition of Escola em Movimento (c)	(1,014)	(1,992)
Acquisition of Nave à Vela (d)	(25,257)	(30,946)
Acquisition of Positivo (e)	(894,791)	(879,111)
	(1,255,406)	(1,216,232)
Current	(344,214)	(117,959)
Non-current	(911,192)	(1,098,273)

(a)	The financial liability is recorded at the present value of the estimated amount payable to the non-controlling shareholder upon the exercise of purchasing of the remaining interest using an estimated interest rate of 14.9%. During the six-month period ended June 30, 2020, the Company recognized R$19,387 of interest. The amount payable is estimated based on realized EBITDA for the 2019 school year and projected EBITDA for 2020 school year. The first installment will be paid within the 2020 fiscal year and the second installment in the first half of 2021. The Company performed a review of previous operations projections, because it had a better visibility regarding next year’s contracts revenue with customers (ACV), and respective costs and expenses. Based on the new projected numbers for 2020, the accounts payable increased by R$14,354. See Note 25 for more information.

(b)	This amount was retained for any losses, which will be released in annual installments until December 31, 2022. The amount is being adjusted by the interest from Interbank certificates of deposit (CDI).

(c)	This amount was retained for any losses, which will be released in two annual installments on the first and second anniversary of the acquisition. The amount is being adjusted by the basic interest rate (SELIC).

(d)	This amount is related to the remaining acquisition of 49% interest in Nave and will occur over the next two years (subject to price adjustments, net of debt at each closing date). This amount is recorded at the present value using an estimated interest rate of 15.7%. During the six-month period ended June 30, 2020, the Company recognized R$1,771 of interest. The next tranche is payable on February 15, 2021, in this date Arco Ventures S.A. will acquire 24% interest, for the 24% of Nave’s revenues from October 1, 2019 to September 30, 2020 multiplied by 5.3, net of debt. The last tranche is payable on February 15, 2022, in this date Arco Ventures S.A. will acquire 25% interest, for 25% of Nave’s revenues from October 1, 2020 to September 30, 2021 multiplied by 3, net of debt. Based on the new projected numbers for 2020 and 2021 school year, the accounts payable decreased by R$7,460.

(e)	The amount of the contract is updated by CDI and the Company the Company recognized R$15,680 of interest during the six-month period ended June 30, 2020.

14	Labor and social obligations

(a)	Variable remuneration (bonuses)

The Company recorded bonuses related to variable remuneration of employees and management in cost of sales, selling and administrative expenses in the amount of R$7,904 during the six-month period ended June 30, 2020.

(b)	Share-based compensation plan

Arco plan

Members of the Company’s management participated in the EAS share-based compensation plan. In 2019, all directors exercised their stock options.

As of June 30, 2020, and December 31, 2019, there were no outstanding share options. There was no stock options expense for the six-month period ended June 30, 2020.

International School plan

The share options vest on January 1, 2020 and the compensation expense recognized for the International School Plan in the statement of income (loss) for the six-month period ended June 30, 2020 was R$129.

On May 20, 2020, all directors exercised their 153,262 stock options pursuant to the International School Plan approved by its shareholders on August 4, 2017, with unit value of R$1.39. As of June 30, 2020, there were no outstanding share options.

Restricted stock units

In 2019 the Company issued a new share-based payment program called restricted stock units (“RSU”) of the holding company Arco Platfom Limited for employees registered with the Company's subsidiaries, which will be available for sale by the beneficiaries annually, on their anniversary dates. The related compensation expense will be recognized over according to the following schedule.

Final vesting date	Quantity of stocks
28/09/2019	197,951
30/06/2020	3,086
28/09/2020	214,509
28/09/2021	214,509
28/09/2022	16,557
Total	646,612

The participant's right to effectively receive ownership of the restricted shares will be conditioned to the participant's continuance as an employee, director or director of any company in the business group from the grant date until the grace periods (“Vesting”). If a participant leaves the group, it will be considered as non-compliance with the “vesting” condition, not being a cancellation of the plan but a “forfeiture”. After the vesting period, the restricted shares have the same rights and privileges as any shareholder.

The following table reflects the movements from the grant date until June 30, 2020:

Number of share options
Outstanding at December 31, 2019	337,185
Granted	62,837
Exercised	(4,388)
Estimated forfeited	(2,733)
Outstanding at June 30, 2020	392,901

The total compensation expense for the six-month period ended June 30, 2020, including taxes and social charges, was R$31,311, net of estimated forfeited. These awards are classified as equity settled.

The fair value of these equity instruments was measured on the grant date as follows:

Grant date	Total shares granted	Total shares outstanding	Average fair value at grant date	Average fair value of the unit
30/04/2019	542,760	310,577	68,802	126.76
30/06/2019	1,543	1,543	319	206.66
30/06/2019	1,543	1,543	274	177.71
15/10/2019	37,929	23,769	7,593	200.18
23/01/2020	13,000	12,220	2,788	214.48
02/03/2020	36,673	34,473	8,762	238.93
04/03/2020	13,164	8,776	3,346	254.21
Total	646,612	392,901	91,884

The grant date is the date on which the entity and the counterparty (including employee) entered into a share-based payment agreement, that is, when the entity and the counterparty have a shared understanding of the terms and conditions of the agreement.

15	Loans and financing

	Interest rate	Maturity	June 30, 2020	December 31, 2019
			(unaudited)
Bank loan	100% CDI + 0.7% pa	October/2020	102,150	98,561
Bank loan	100% CDI + 0.7% pa	December/2020	199,699	-
Bank loan	8.1% pa	March/2022	2,059	-
			303,908	98,561
Current			302,682	98,561
Non-current			1,226	-

On February 17, 2020, Nave à Vela, a Company’s subsidiary, entered into a loan agreement in the amount of R$2,000 for working capital, to be settled in 21 installments from July 2020 to March 2022.

On March 23, 2020, the Company increased its borrowings under a loan contract by R$200,000. This loan is repayable in a single installment due in December 2020 and is classified as short-term in the consolidated financial statements. The loan is secured by guarantee letter through a chattel mortgage of Positivo's shares. Financing arranged by Company is not subject to compliance with any financial covenants.

Set out below the movements during the period:

June 30, 2020
(unaudited)
Balance at beginning of the period	98,561
Additions	202,000
Loan cost	(3,628)
Interest expense	6,975
Balance at end of period	303,908

16	Equity

Share capital

As of June 30, 2020, Arco’s share capital is represented by 54,942,270 (December 31, 2019: 54,939,088) common shares of par value of US$ 0.00005 each, comprised by 27,400,848 (December 31, 2019: 27,400,848) Class B common shares and 27,541,422 (December 31, 2019: 27,538,240) Class A common shares.

The Class B common shares are entitled to 10 votes per share and the Class A common shares, which are publicly traded, are entitled to one vote per share. The Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer subject to limited exceptions.

The dual class structure will exist as long as the total number of issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding.

17	Earnings per share (EPS)

Basic

Basic EPS is calculated by dividing profit attributable to the equity holders of the parent by the weighted average number of Class A and Class B common shares outstanding during the period.

Diluted

Diluted EPS is calculated by dividing profit attributable to the equity holders of the parent by the weighted average number of Class A and Class B common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all potential common shares with dilutive effects.

The following table reflects the profit attributable to equity holders of the parent and the share data used in the basic and diluted EPS computations:

	Three-month period ended			Three-month period ended
	June 30, 2020 (unaudited)			June 30, 2019 (unaudited)
	Class A	Class B	Total	Class A	Class B	Total
Profit attributable to equity holders of the parent	8,143	8,101	16,244	11,857	13,842	25,699
Weighted average number of common shares outstanding (thousand)	27,541	27,401	54,942	23,397	27,312	50,709
Effects of dilution from:
Share-based compensation plan (thousands)	393	-		567	-

Basic earnings per share - R$	0.30	0.30		0.51	0.51
Diluted earnings per share - R$	0.29	0.30		0.49	0.50

	Six-month period ended			Six-month period ended
	June 30, 2020 (unaudited)			June 30, 2019 (unaudited)
	Class A	Class B	Total	Class A	Class B	Total
Profit attributable to equity holders of the parent	10,058	10,007	20,065	26,087	30,453	56,540
Weighted average number of common shares outstanding (thousand)	27,540	27,401	54,941	23,303	27,202	50,505
Effects of dilution from:
Share-based compensation plan (thousands)	393	-		567	-

Basic earnings per share - R$	0.37	0.37		1.12	1.12
Diluted earnings per share - R$	0.36	0.37		1.09	1.10

Diluted profit per share is calculated by the weighted average number of outstanding shares, in order to assume the conversion of all potential dilutive shares. Diluted result per share is calculated considering the instruments that may have a potential dilutive effect in the future, such as share-based payment instruments, using the treasury shares method when the effect is dilutive.

18	Revenue

The Company’s net revenue is as follows:

	Three-month period ended		Six-month period ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Educational content	253,527	146,919	532,244	275,824
Other	2,136	356	4,320	356
Deductions:
Taxes	(202)	(21)	(499)	(21)
Returns and discounts	(20,597)	(9,688)	(39,622)	(21,538)
Net revenue	234,864	137,566	496,443	254,621

	For the six-month period ended 30 June 2020			For the six-month period ended 30 June 2019
	(unaudited)			(unaudited)
Segments	Core	Supplemental	Total	Core	Supplemental	Total
Type of goods or service
Educational content	452,721	39,402	492,123	199,982	54,304	254,286
Other	990	3,330	4,320	-	335	335
Total net revenue from contracts with customers	453,711	42,732	496,443	199,982	54,639	254,621
Timing of revenue recognition
Transferred at a point in time	453,711	42,732	496,443	199,982	54,639	254,621
Total net revenue from contracts with customers	453,711	42,732	496,443	199,982	54,639	254,621

	For the three-month period ended 30 June 2020			For the three-month period ended 30 June 2019
	(unaudited)			(unaudited)
Segments	Core	Supplemental	Total	Core	Supplemental	Total
Type of goods or service
Educational content	232,576	152	232,728	100,832	36,399	137,231
Other	452	1,684	2,136	-	335	335
Total net revenue from contracts with customers	233,028	1,836	234,864	100,832	36,734	137,566
Timing of revenue recognition
Transferred at a point in time	233,028	1,836	234,864	100,832	36,734	137,566
Total net revenue from contracts with customers	233,028	1,836	234,864	100,832	36,734	137,566

The Company recognized allowance for doubtful accounts on trade receivables arising from contracts with customers, included under selling expenses in the statement of income, of R$12,554 and R$2,203 for the six-month periods ended June 31, 2020 and 2019, respectively.

19	Expenses by nature

	Three-month period ended		Six-month period ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Content providing	17,587	11,272	61,029	22,480
Operations personnel	6,669	3,651	12,067	5,974
Inventory reserves	1,538	1,332	3,644	3,560
Freight	4,401	4,387	10,892	7,481
Depreciation and amortization	8,941	4,068	16,333	6,611
Other	3,984	1,117	6,375	1,590
Cost of sales	43,120	25,827	110,340	47,696

Sales personnel	45,909	17,972	83,916	37,444
Depreciation and amortization	18,915	3,388	37,008	6,483
Sales & marketing	2,562	7,556	10,889	10,626
Customer support	10,020	7,875	25,129	14,885
Allowance for doubtful accounts	6,386	550	12,554	2,203
Real estate rentals	326	381	537	944
Other	3,952	1,593	5,937	2,865
Selling expenses	88,070	39,315	175,970	75,450

Corporate personnel	16,187	10,298	38,198	22,735
Third party services	16,621	8,265	36,885	12,323
Real estate rents	363	928	763	1,506
Travel expenses	182	649	1,909	1,218
Tax expenses	515	365	2,242	1,088
Software licenses	1,199	109	2,234	298
Share-based compensation plan	15,480	20,814	31,440	20,951
Depreciation and amortization	3,517	1,647	6,707	3,249
Other	6,075	1,851	6,544	2,390
General and administrative expenses	60,139	44,926	126,922	65,758
Total	191,329	110,068	413,232	188,904

The increase in expenses for the six months ended June 30, 2020 compared to the same period of the previous year, is due to the inclusion of the companies as mentioned in Note 4 of the consolidated financial statements as of December 31, 2019.

During the six-month period ended June 30, 2020 the companies acquired in 2019, contributed with R$63,034 (2019: R$234) of cost of sales and with R$87,770 (2019: R$240) of expenses.

In June 2019, the Company completed the acquisition of a new subsidiary called Escola em Movimento, which contributed with only one month of results for the six-month period ended on June 30, 2019.

20	Finance result

	Three-month period ended		Six-month period ended
	June 30, 2020	June 30, 2019	June 30,2020	June 30,2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Income from financial investments	868	8,781	1,796	20,844
Changes in fair value of financial investments (a)	3,664	4,383	5,090	4,661
Changes in fair value of derivative instruments (b)	6,644	-	10,849	3,449
Foreign exchange gains	129	65	1,152	377
Interest income	828	-	2,027	-
Other	659	732	1,265	1,586
Finance income	12,792	13,961	22,179	30,917

Changes in fair value of derivative instruments (b)	(5,731)	-	(9,990)	(5,369)
Changes in accounts payable to selling shareholders (Note 13)	(294)	-	(6,894)	-
Financial discounts granted	(329)	(1,316)	(1,629)	(2,382)
Bank fees	(1,193)	(1,094)	(2,338)	(2,174)
Foreign exchange loss	(1,051)	(893)	(1,332)	(893)
Interest on acquisition of investments (c)	(16,711)	(6,916)	(36,977)	(14,440)
Interest on lease liabilities	(687)	(387)	(1,419)	(782)
Other	(4,756)	(1,768)	(8,512)	(2,815)
Finance costs	(30,752)	(12,374)	(69,091)	(28,855)
Finance result	(17,960)	1,587	(46,912)	2,062

(a)	Refers to gains on financial investments measured at FVTPL.

(b)	Refers to changes in the fair value of derivative financial instruments, comprised of the put and call options from investments in associates and joint ventures.

(c)	Refer to interest expense on liabilities related to business combinations.

21	Income taxes

(a)  Reconciliation of income taxes expense

	Three-month period ended		Six-month period ended
	June 30, 2020	June 30, 2019	June 30,2020	June 30,2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Profit before income taxes	22,629	27,981	33,059	69,542
Combined statutory income taxes rate - %	34%	34%	34%	34%
Income tax expense at statutory rates	(7,694)	(9,513)	(11,240)	(23,644)

Reconciliation adjustments:
Share of loss of equity-accounted investees (a)	(1,120)	(227)	(1,360)	(394)
Effect of presumed profit of subsidiaries (b)	4,368	3,429	4,929	8,167
Other (additions) exclusions, net	(1,939)	4,029	(5,323)	2,869
	(6,385)	(2,282)	(12,994)	(13,002)

Current	(22,435)	(10,899)	(54,623)	(29,151)
Deferred	16,050	8,617	41,629	16,149
Income taxes expense	(6,385)	(2,282)	(12,994)	(13,002)

Effective rate	28.2%	8.2%	39.3%	18.7%

(a)	Refers to the effect of 34% on the share of loss of investees for the year.

(b)	Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Company’s subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

(b)  Deferred income taxes

The changes in the deferred tax assets and liabilities are as follows:

	As of December 31, 2019	Recognized in profit or loss	As of June 30, 2020
			(unaudited)
Deferred tax assets
Tax losses carryforward	16,283	6,286	22,569
Temporary differences
Financial instruments – call options on equity method investments	106,729	14,113	120,842
Tax benefit from tax deductible goodwill	14,888	(1,669)	13,219
Other temporary differences	29,325	4,533	33,858
Share base compensation	7,960	8,584	16,544
Amortization of intangible assets	6,673	13,261	19,934
Total deferred tax assets	181,858	45,108	226,966
Deferred tax liabilities
Financial instruments from acquisition of interest	(23,873)	(2,932)	(26,805)
Other temporary differences	(1,237)	(547)	(1,784)
Total deferred tax liabilities	(25,110)	(3,479)	(28,589)
Deferred tax assets (liabilities), net	156,748	41,629	198,377

Deferred tax assets	156,748		198,377
Deferred tax liabilities	-		-

F-29

As of June 30, 2020, the Company had unrecognized deferred income tax assets in the amount of R$ 703 (December 31, 2019: R$ 1,382) with respect to tax loss carryforward. The net operating losses carried forward do not expire, however, their compensation is limited to 30% of the annual taxable income. The recognition of the deferred income tax assets is supported by the Company’s forecasts of the future profitability and historical results.

22	Segment information

Segment information is presented consistently with the internal reports provided to the Company’s main key executives and chief operating decision makers. They are responsible for allocating resources, assessing the performance of the operating segments, and making the Company’s strategic decisions.

The Executive Officers have defined the operating segments based on the reports used to make structured strategic decisions, which allow for decision-making based on these structures:

(i)	Core: The Core Curriculum business segment provides solutions that address the Brazilian K-12 curriculum requirements through a personalized and interactive learning experience. Students access content in various formats, such as digital, video, print, and other audiovisual formats that are aligned with the daily curriculum of their classes.

(ii)	Supplemental: The Supplemental Solutions business segment provide additional value-added content that private schools can opt in for, in addition to the Core Curriculum solution. Currently, the Company’s primary Supplemental product is an English as a second language (ESL) bilingual teaching program. Technological solutions for communication with the students’ parents, learning laboratories that use the methodology of maker culture and content to develop socio-emotional skills are also offered.

The Executive Officers do not make strategic decisions or evaluate performance based on geographic regions. Also, based on the agreements signed with schools as of June 30, 2020, none of our customers individually represented more than 5% of our total revenue.

	Six-month period ended June 30, 2020 (unaudited)
	Core	Supplemental	Total reportable segments	Total
Net revenue	453,711	42,732	496,443	496,443
Cost of sales	(99,846)	(10,494)	(110,340)	(110,340)
Gross profit	353,865	32,238	386,103	386,103
Selling expenses	-	-	-	(175,970)
General and administrative expenses	-	-	-	(126,922)
Other income	-	-	-	759
Operating profit	-	-	-	83,970
Finance income	-	-	-	22,179
Finance costs	-	-	-	(69,091)
Share of loss of equity-accounted investees	-	-	-	(3,999)
Profit before income taxes	-	-	-	33,059
Income taxes expense	-	-	-	(12,994)
Profit for the period	-	-	-	20,065

Other disclosures
Depreciation and amortization	56,548	3,500	60,048	60,048
Investments in associates and joint ventures	57,250	-	57,250	57,250
Capital expenditures	38,151	5,371	43,522	43,522

	Six-month period ended June 30, 2019 (unaudited)
	Core	Supplemental	Total reportable segments	Total
Net revenue	199,982	54,639	254,621	254,621
Cost of sales	(40,274)	(7,422)	(47,696)	(47,696)
Gross profit	159,708	47,217	206,925	206,925
Selling expenses	(57,738)	(17,712)	(75,450)	(75,450)
Segment profit	101,970	29,505	131,475	131,475
General and administrative expenses	-	-	-	(65,758)
Other income	-	-	-	2,922
Operating profit	-	-	-	68,639
Finance income	-	-	-	30,917
Finance costs	-	-	-	(28,855)
Share of loss of equity-accounted investees	-	-	-	(1,159)
Profit before income taxes	-	-	-	69,542
Income taxes expense	-	-	-	(13,002)
Profit for the period	-	-	-	56,540

Other disclosures
Depreciation and amortization	14,414	1,929	16,343	16,343
Investments in associates and joint ventures	58,113	-	58,113	58,113
Capital expenditures	6,417	17,791	24,208	24,208

	Tree-month period ended June 30, 2020 (unaudited)
	Core	Supplemental	Total reportable segments	Total
Net revenue	233,028	1,836	234,864	234,864
Cost of sales	(40,601)	(2,519)	(43,120)	(43,120)
Gross profit	192,427	(683)	191,744	191,744
Selling expenses	-	-	-	(88,070)
General and administrative expenses	-	-	-	(60,139)
Other income	-	-	-	347
Operating profit	-	-	-	43,882
Finance income	-	-	-	12,792
Finance costs	-	-	-	(30,752)
Share of loss of equity-accounted investees	-	-	-	(3,293)
Profit before income taxes	-	-	-	22,629
Income taxes expense	-	-	-	(6,385)
Profit for the period	-	-	-	16,244

	Three-month period ended June 30, 2019 (unaudited)
	Core	Supplemental	Total reportable segments	Total
Net revenue	100,832	36,734	137,566	137,566
Cost of sales	(20,589)	(5,238)	(25,827)	(25,827)
Gross profit	80,243	31,496	111,739	111,739
Selling expenses	(28,602)	(10,713)	(39,315)	(39,315)
Segment profit	51,641	20,783	72,424	72,424
General and administrative expenses	-	-	-	(44,926)
Other expenses	-	-	-	(437)
Operating profit	-	-	-	27,061
Finance income	-	-	-	13,961
Finance costs	-	-	-	(12,374)
Share of loss of equity-accounted investees	-	-	-	(667)
Profit before income taxes	-	-	-	27,981
Income taxes expense	-	-	-	(2,282)
Profit for the period	-	-	-	25,699

Capital expenditures consist of additions of property and equipment and intangible assets. There were no inter-segment revenues in the six-month periods ended June 30, 2020 and 2019.

Segment performance is evaluated based on segment profit and is measured consistently with profit or loss in the consolidated financial statements. Selling expenses, general and administrative expenses, other income (expenses) net, finance result, share of profit (loss) of equity-accounted investees and income taxes are managed on a Company basis and are not allocated to operating segments.

There were no adjustments or eliminations in the profit or loss between segments. Segment assets and liabilities are measured in the same way as in the financial statements. These assets and liabilities are allocated based on the operations of the segment.

	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
June 30, 2020 (unaudited)
Total assets	3,339,510	150,991	3,490,501	(21,718)	3,468,783
Total liabilities	1,810,721	49,016	1,859,737	(21,718)	1,838,019

December 31, 2019
Total assets	2,999,497	176,196	3,175,693	(14,270)	3,161,423
Total liabilities	1,535,695	45,188	1,580,883	(14,270)	1,566,613

23	Financial instruments

The Company holds the following financial instruments:

Financial assets	Assets at FVPL	Assets at amortized cost	Total
June 30, 2020 (unaudited)
Cash and cash equivalents	-	188,894	188,894
Financial investments	285,715	421,837	707,552
Trade receivables	-	298,407	298,407
Financial instruments from acquisition of interest	32,311	-	32,311
Related parties	-	16,427	16,427
Other assets	-	68	68
	318,026	925,633	1,243,659

Financial assets	Assets at FVPL	Assets at amortized cost	Total
December 31, 2019
Cash and cash equivalents	-	48,900	48,900
Financial investments	498,584	80,910	579,494
Trade receivables	-	329,428	329,428
Financial instruments from acquisition of interest	35,946	-	35,946
Related parties	-	16,111	16,111
Other assets	-	4,109	4,109
	534,530	479,458	1,013,988

Financial liabilities	Liabilities at FVPL	Liabilities at amortized cost	Total
June 30, 2020 (unaudited)
Trade payables	-	30,806	30,806
Financial instruments from acquisition of interest	29,446	-	29,446
Accounts payable to selling shareholders	353,024	902,382	1,255,406
Lease liabilities	-	24,397	24,397
Loans and financing	-	303,908	303,908
	382,470	1,261,493	1,643,963

Financial liabilities	Liabilities at FVPL	Liabilities at amortized cost	Total
December 31, 2019
Trade payables	-	34,521	34,521
Financial instruments from acquisition of interest	33,940	-	33,940
Accounts payable to selling shareholders	328,668	887,564	1,216,232
Leases liabilities	-	25,857	25,857
Loans and financing	-	98,561	98,561
	362,608	1,046,503	1,409,111

The Company’s exposure to certain risks associated with the financial instruments is discussed in Note 24.

The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

(a)  Financial instruments at fair value through profit or loss

Financial investments

The Company designated part of its financial investments as financial assets at fair value through profit or loss.

Derivative instruments

The Company acquired entities under business combinations and through the acquisition of interests in associates and joint ventures. The share purchase agreements contain put and call options and forward contracts that are also measured at fair value through profit or loss.

As of and for the six-month periods ended June 30, 2020 and 2019 none of the Company’s derivatives have been designated as hedges for accounting purposes.

(ii) Amounts recognized in profit or loss

Changes in fair values of financial instruments at fair value through profit or loss are recorded in finance income (costs) in profit or loss (gain of R$ 859 and loss of R$ 1,866 for the six-month periods ended in June 30, 2020 and 2019, respectively).

(b) Recognized fair value measurements

(i) Fair value hierarchy

The table below explains the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value through profit or loss in the consolidated financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Company has classified its financial instruments into the three levels.

Assets and liabilities measured and recognized at fair value as follows:

	Hierarchy	June 30, 2020	December 31, 2019
		(unaudited)
Financial assets
Financial investments	Level 2	285,715	498,584
Derivative financial instruments	Level 3	32,311	35,946

Financial liabilities
Derivative financial instruments	Level 3	29,446	33,940
Accounts payable to selling shareholders	Level 3	353,024	328,668

As of June 30, 2020, and December 31, 2019, the Company assessed the fair values of its financial instruments and concluded that carrying amounts and fair values approximate. The estimated realizable values of financial assets and liabilities were determined based on available market information and appropriate valuation methodologies.

The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

There were no transfers between levels for recurring fair value measurements during the financial statement period.

(ii) Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

•	the use of quoted market prices or dealer quotes for similar instruments;

•	the fair value of derivatives is calculated with Black & Scholes; and

•	the fair value of the remaining financial instruments is determined using discounted cash flow analysis.

All of the resulting fair value estimates are included in level 2 except for contingent consideration and certain derivative contracts, where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

(iii) Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the six-month periods ended June 30, 2020 and 2019.

Recurring fair value measurements	Financial instruments from acquisition of interest (assets)	Financial instruments from acquisition of interest (liabilities)	Accounts payable to selling shareholders
As of December 31, 2018	26,630	(25,097)	181,381
Acquisition of Escola em Movimento	-	-	1,929
Forward contract of Nave	-	(43,210)	-
Interest expense	-	-	14,450
Deferred revenue in Escola de Aplicação São José dos Campos Ltda.	-	54	-
Gains (loss) recognized in statement of income	(5,369)	3,449	-
As of June 30, 2019 (unaudited)	21,261	(64,804)	197,760

As of December 31, 2019	35,946	(33,940)	(328,668)
Payment	-	-	3,696
Changes in accounts payable to selling shareholders	-	-	(6,894)
Interest expense	-	-	(21,158)
Gains (loss) recognized in statement of income	(3,635)	4,494	-
As of June 30, 2020 (unaudited)	32,311	(29,446)	(353,024)

(iv) Transfers between levels 2 and 3

During the six-month periods ended June 30, 2020 and 2019, the Company did not transfer any financial instruments from level 2 into level 3.

(v) Valuation processes

The finance department of the Company performs and reviews the valuations of items required for financial reporting purposes, including level 3 fair values. Discussions of valuation processes and results conform with the Company’s yearly reporting periods. Also, the Company hires specialists to measure fair value of certain financial assets independently.

The main level 3 inputs used by the Company are derived and evaluated as follows:

•	Discount rates for financial assets and financial liabilities are determined using a capital asset pricing model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset.

•	Risk adjustments specific to the counterparties (including assumptions about credit default rates) are derived from observable market data of credit risk grading.

•	Earnings growth factors for unlisted equity securities are estimated based on market information for similar types of companies.

•	Contingent consideration – expected cash outflows are estimated based on the terms of the business combinations and the entity’s knowledge of the business as well as how the current economic environment is likely to impact it.

24	Risk

(a)	Financial risk management

The Company monitors market, credit and operational risks in line with the objectives in capital management and counts with the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company monitors the effectiveness of the Company’s risk management.

The sensitivity analyses in the following sections relate to the position as of June 30, 2020.

Capital management

The Company’s objectives when managing capital are to:

•	maximize shareholder value;

•	safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders; and

•	maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or alter the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

No changes were made in the objectives, policies or processes for managing capital during the six-month period ended June 30, 2020.

(i)	Foreign exchange risk

Exposure

The Company’s exposure to foreign currency risk as of June 30, 2020 and December 31, 2019, was as follows:

	June 30, 2020	December 31, 2019
	(unaudited)
Cash and cash equivalents (Note 3)	1,500	23,346
Financial investments (Note 4)	2,280	1,629

The Company does not have exposure to foreign exchange risk on commercial transactions, i.e., revenues or expenses.

Sensitivity analysis

The sensitivity analysis as of June 30, 2020 consider three scenarios of U.S. dollar exchange rate variation, as follows:

•	Base scenario - exchange rate as of June 30, 2020 of R$ 5.4754 per US$ 1.00;

•	Scenario I - a 10% increase in the U.S. dollar exchange rate, to R$ 6.0229; and

•	Scenario II - a 10% decrease in the U.S. dollar exchange rate, to R$ 4.9279.

The table below set forth the sensitivity analysis as of June 30, 2020, for the amount of cash and cash equivalents denominated in U.S. dollar of US$ 690 thousand:

	Base scenario	Scenario I	Scenario II
	Exchange rate:	Exchange rate:	Exchange rate:
	R$ 5.4754	R$ 6.0229	R$ 4.9279
Finance income (costs)		R$ 378	R$ (378)

The Company ensures that its net exposure is maintained at an acceptable level in accordance with the policies and limits defined by the Management and is monitoring the possible impacts of the COVID-19 pandemic.

(ii)	Liquidity risk

Management of the Company has responsibility for mitigating liquidity risk. In order to achieve their goals, management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for printing educational content, freight expenses, operating expenses, labor and social obligations and other operating disbursements.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

June 30, 2020 (unaudited)	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Trade payables	-	30,806	-	-	-	30,806
Lease liabilities	-	1,721	5,918	16,758	-	24,397
Loans and financing	-	-	302,682	1,226	-	303,908
Financial instruments from acquisition of interest	-	-	-	29,446	-	29,446
Accounts payable to selling shareholders	-	200,470	143,744	911,192	-	1,255,406
	-	232,997	452,344	958,622	-	1,643,963

The Company does not expect to have a significant impact on liquidity and cash flow resulting from the COVID-19 pandemic and reinforces its commitment to resource management to maintain its schedule of commitments, not generating liquidity risks for the Company and its subsidiaries.

(iii)	Financial counterparty risk

This risk arises from the possibility that the Company may incur losses due to the default of its counterparties. To mitigate these risks, the Company adopts as practice the analysis of the financial and equity situation of its counterparties.

Counterparty credit limits, which take published credit ratings and other factors into account, are set to cover the Company’s total aggregate exposure to a single financial institution. Exposures and limits applicable to each financial institution are approved by our treasury within guidelines approved by the board and are reviewed on a regular basis.

As a result of the COVID-19 pandemic, the Company is individually assessing customer demands. The Company has taken steps to ensure the continued strength of its financial position. In order to mitigate the impact to the credit risk the Company has been monitoring the amounts receivable more intensively, as well as intensifying the collection of receivables.

(iv)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s investments with floating interest rates. The Company is mainly exposed to fluctuations in CDI interest rates on financial investments.

Sensitivity analysis

The Company has a significant portion of its financial investments indexed to the CDI variation. According to the reference rates obtained from the website of the Brazilian Stock Exchange – B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and projected for 12 months, as of June 30, 2020 the CDI rate was 2.37%.

As of June 30, 2020, the Company’s management estimated two scenarios of the CDI rates at +10% and -10%, which were used as a basis for the possible and remote scenarios, respectively. The table below shows a summary of the scenarios estimated by Management and the effect on profit before income taxes:

June 30, 2020 (unaudited)	Exposure	+10%	-10%
Cash, bank deposits and cash equivalents	187,394	444	(444)
Financial investments	705,272	1,671	(1,671)
Accounts payable to selling shareholders	894,791	2,121	(2,121)
Related parties	15,106	36	(36)
Loans and financing	303,908	732	(732)

The Company has derivatives (calls and put options) and forward contracts on non-controlling interests in associates and joint ventures acquired. The fair value of these derivatives is calculated using multiple scenarios and intrinsic methods. The major inputs are exercise price, exercise date, volatility and gross profit of the associates and joint ventures.

The Company performed evaluation of their fair value at the end of each period to account for any changes to it, as disclosed in Note 23. These derivatives, which are not publicly traded, have specific conditions that do not enable us to present a sensitivity analysis in relation to specific interest rates or market indexes. Also, these derivatives are part of the Company’s strategy to acquire companies directly related to our continuous growth and are considered by the Company as a deferred payment to the previous shareholders of the acquirees.

Changes in liabilities arising from financing activities

	December 31, 2019	Cash flows	Other	June 30, 2020
				(unaudited)
Leases	25,857	(4,489)	3,029	24,397
Loans and financing	98,561	198,372	6,975	303,908
Total	124,418	193,883	10,004	328,305

Other market risk

The Company has a significant portion of its accounts payable whose exercise price is determined by multiples of EBITDA discounted to present value for the acquisition of the remaining interest of International School as described in Note 13.

Sensitivity analysis

As of June 30, 2020, the Company’s management estimated two scenarios of the rates at +10% and -10% of revenue and +5% and -5% of Weighted Average Capital Cost (WACC), whose premises are used in the calculation of debt. The table below shows a summary of the scenarios estimated:

	Revenue change	Revenue change
	10%	-10%
Effect on purchase obligation	23,383	(23,383)

	WACC change	WACC change
	5%	-5%
Effect on purchase obligation	6,925	(6,925)

25	Commitments and contingencies

(i)	Legal proceedings

The Company is party to labor and tax litigation in progress, which arise during the ordinary course of business. The provisions for probable losses arising from these matters are estimated and periodically adjusted by Management, supported by the opinion of its external legal advisors.

	Civil	Labor	Taxes	Total
Balance at December 31, 2018	-	17	114	131
Additions	-	209	145	354
Reversals	-	(104)	(130)	(234)
Balance at December 31, 2019	-	122	129	251
Additions	489	107	-	596
Reversals	-	-	(2)	(2)
Balances at June 30, 2020 (unaudited)	489	229	127	845

As of June 30, 2020, the Company was party to lawsuits classified as possible losses totaling R$ 7,343 (R$ 7,209 as of December 31, 2019), as shown below:

	June 30, 2020	December 31, 2019
	(unaudited)
Civil (a)	6,930	6,113
Labor (b)	413	1,096
Total	7,343	7,209

(a)	The civil proceedings relate mainly to copyright and customer claims, including those related to the early termination of certain agreements, among others.

(b)	The labor proceedings to which the Company is a party were filed by former employees or suppliers and third-party service providers’ employees seeking joint liability for the acts of the Company’s suppliers and service providers.

On September 19, 2019, Mr. Ulisses Borges Cardinot, the non-controlling shareholder in our subsidiary, International School, filed a request for arbitration with the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada in Brazil against Arco Platform Limited, EAS Educação S.A. and Arco Educação S.A. This request for arbitration purporting to assert the non-controlling shareholder’s rights related to both the form of payment (shares) and the calculation of the purchase price under the Investment Agreement is still at an early stage.

As the arbitration proceeding progresses the estimated amount payable by EAS to the non-controlling shareholder may be lower than the provision recorded, due to the disposition of the Investment Agreement that sets forth that the payment schedule of the purchase price shall be anticipated in case of an initial public offering. Conversely, the estimated amount payable by EAS to the non-controlling shareholder may be higher than the provision recorded in light of the claims asserted, and to be asserted, by the non-controlling shareholder.

In light of the arbitration proceeding and based on standard IAS 37 Provisions, contingent liabilities and contingent assets, the Company understands that the circumstances, risks and uncertainties of the arbitration must be taken into consideration in order to reach the best estimate of the liability. Contingencies should be reevaluated at each balance sheet date and adjusted to reflect the best current estimate.

Therefore, in light of the current early stage of the proceeding and the range of potential outcomes, the calculation methodology of the estimate has remained unchanged, consistent with the estimate previously calculated and reported.

Based on this analysis, the Company has recorded the provision at the present value of the amount considered the appropriate estimate of the amount of the purchase price under the Investment Agreement payable to the non-controlling shareholder and discounted to present value. The provision is calculated based on the realized EBITDA for the school year of 2019 (first installment) and the projected EBITDA for school year of 2020 (second installment), both, net of debts, as determined in the agreement. The school year is defined as the twelve-month period starting in October of the previous year to September of the mentioned current year. The first installment would be paid within the 2020 fiscal year and the second installment in the first half of 2021. The Company performed a review of previous operations projections, and based on the new projected numbers, the liability increased by R$ 13,354 in 2020 and was recorded as financial expense as described in note 13a. During the six-month period ended June 30, 2020, the Company recognized R$ 19,387 of interest related to the liability.

The Company’s review of previous operations projections as described above was performed with no change to the accounting criteria applied to prior financial periods. The operation projections may vary in subsequent financial periods depending on the application of the agreement and the outcome of the arbitration, and the final basis of calculation of its financial liability and will be updated accordingly in its financial statements for future financial periods.

26	Transactions not involving cash

The Company carried out the non-cash activities in the six-month period ended June 30, 2020, which are not reflected in the statement of cash flows, mainly related to the effects of lease contracts signed in the period as described in Note 10.

27	Subsequent events

Loan agreements

On July 01, 2020, the Company entered into loans agreements under the following terms:

a)	In the amount of R$100,000, maturing in December 2021 (single installment), and an interest rate of 100% of CDI plus 2.7% p.a.

b)	In the amount of R$200,000, maturing in January 2022, to be settled in 17 installments from August 2020 to January 2022, and an interest rate of 100% of CDI plus 2.7% p.a.

Acquisition of additional shares of Geekie

On July 06, 2020, Arco acquired an additional 4.62% interest in Geekie’s share capital from minority shareholders for R$5,782 increasing our total interest to 52.67%.

At that date, based on the shareholders’ agreement the Company has not yet acquired control of Geekie.

Corporate restructuring

On July 07, 2020, according to a resolution approved by the Board of Directors and registered at the Board of Trade of Ceará, the corporate name of the subsidiary EAS Educação S.A. was changed to PSD Educação S.A.

On August 01, 2020, continuing the corporate restructuring, PSD Educação S.A. incorporated the Companies Positivo Soluções Didáticas Ltda. and Editora Piá Ltda. When PSD Educação S.A. acquired these entities, goodwill and fair value adjustments recognized in the amount of R$830,028 and R$726,876, respectively, were treated as not deductible. However, after this transaction, PSD Educação S.A has the tax benefit of the deductibility of the goodwill and fair value adjustments of R$529,347. The fair value adjustments should be deductible over the next 5 to 20 years, according to the useful life of the identified asset and the goodwill should be deductible for at least 5 years, under of Brazilian tax laws, depending on the utilization curve established by the Company in the initial use of the benefit.

At the end of each fiscal year, if the tax benefit is greater than the taxable income, the Company will recognize a deferred tax asset from the tax loss, which may be offset in the next fiscal years, limited to 30% of taxable income.

Investment fund participation

On July 24, 2020, the Company acquired a 10.28% interest through the purchase of quotas in Bewater Ventures I GA Fundo de Investimento em Participações Multiestratégia, a Private Equity Investment Fund for R$9,670.

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